Pricing Supplement dated July 22, 2008
           to the Product Prospectus Supplement dated January 7, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]               $3,500,000

                           Royal Bank of Canada
                           Principal Protected Equity Linked Notes Linked to a Global Basket of Indices, due January 29, 2014



     Royal Bank of Canada is offering the principal protected notes whose return is linked to the performance of the Reference Assets described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the "reference asset supplement"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 7, 2008 describe terms that will apply generally to the principal protected notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                 Royal Bank of Canada ("Royal Bank").

Issue:                  Senior Global Medium-Term Notes, Series C

Underwriter:            RBC Capital Markets Corporation

Interest rate           We will not pay you interest during the term of the
(coupon):               notes.

Principal Protection:   100%

Reference Assets:       The payment at maturity on the notes are linked to the
                        value of a weighted basket (the "Basket") consisting of three indices (each a "Basket Index", and together, the "Basket Indices"). Such weightings will be achieved by providing a Component Weight for each Basket Index.

                        Basket Index                                   Component Weight         Initial Reference Level
                        ------------                                   ----------------         -----------------------
                        Standard & Poor's 500(R) Index                     33.3333%                       1277.00

                        Dow Jones Euro STOXX 50(R) Index                   33.3333%                       3326.24

                        Nikkei(R) 225 Index                                33.3334%                      13184.96

Incorporated risk       The notes are subject to the risks set forth under the
factors:                heading "General Risks" in the product prospectus
                        supplement. In addition to those General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-5 in the section entitled "Risks Specific To Notes Linked To The
                        Performance Of An Equity Security, An ETF, An Equity
                        Index Or A Basket Of Equity Securities, Equity Indices
                        Or ETFs."

Initial Valuation       July 22, 2008
Date:

Issue Date:             July 29, 2008

Maturity Date:          January 29, 2014

Term:                   The term of your notes is approximately 5.5 years.

Payment at Maturity:    At maturity, you will receive a cash payment based on
                        the bullish formula described in the product prospectus supplement.

Reference Asset         The Reference Asset Performance is based on the
Performance:            equal-weighted return of the Reference Assets.

Participation Rate:     100%

Special features of     The notes are principal protected equity linked notes
the notes:              offering full participation in the performance of the
                        Reference Assets at maturity. If the performance of the Reference Assets is zero or negative, the return on the notes will be limited to the principal amount. See the section "Certain Features of the Notes" beginning on Page PS-25 in the product prospectus supplement.

U.S. tax treatment      We intend to treat the notes as subject to the special
                        rules applicable to contingent payment debt obligations for U.S. federal income tax purposes. In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes. You should call RBC Capital Markets toll free at (866) 609-6009 to obtain this information. For a detailed discussion of the tax consequences of owning and disposing of your notes, please see the discussion under "Supplemental
                        Discussion of Federal Income Taxes" in the accompanying product supplement, "Certain Income Tax Consequences" in the accompanying prospectus supplement, and "Tax
                        Consequences" in the accompanying prospectus. You should consult your tax advisor about your own tax situation.

Minimum                 $1,000 (except for certain non-U.S. investors for whom
Investment:             the minimum investment will be higher)

Denomination:           $1,000 (except for certain non-U.S. investors for whom
                        the denomination will be higher)

Final Valuation date:   January 22, 2014, subject to extension for market and
                        other disruptions.

Determination of        The Final Reference Level of the Reference Asset on any
Final Reference         trading day will equal the official closing level of the
Level:                  Standard & Poor's 500(R) Index, Dow Jones Euro STOXX
                        50(R) Index and Nikkei(R) 225 Index or any successor index or indices thereto (as described in the product prospectus supplement) published following the regular official weekday close of trading for such index on that trading day. In certain circumstances, the Final
                        Reference Level for the Reference Assets will be based on an alternate calculation of the Standard & Poor's
                        500(R) Index, Dow Jones Euro STOXX 50(R) Index and
                        Nikkei(R) 225 Index described under "Unavailability of the Reference Price on a Valuation Date -- Reference
                        Asset Consisting of an Equity Securities Index" in the product prospectus supplement.

Clearance and           DTC global (including through its indirect participants
Settlement:             Euroclear and Clearstream, Luxembourg as described under
                        "Description of Debt Securities -- Ownership and
                        Book-Entry Issuance" in the accompanying prospectus).

Currency:               U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                  78008GLE0

Calculation agent:      The Bank of New York.

Terms Incorporated      All of the terms appearing above the item captioned
In the Master Note:     "Listing" on the cover page of this pricing supplement
                        and the terms appearing under the caption "Additional
                        Terms of the Principal Protected Notes" in the product prospectus supplement with respect to principal protected notes dated January 7, 2008.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $3,500,000
Underwriting discounts and commission.................................................     3.00%            $105,000
Proceeds to Royal Bank................................................................     97%              $3,395,000


RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $30.00 per $1,000 principal amount note and used a portion of that commission to allow selling concessions to other dealers of approximately $30.00 per $1,000 principal amount note. The price of the notes also included a profit of $19.50 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada was $49.50 per $1,000 principal amount note.

The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

We may use this pricing supplement in the initial sale of a principal protected note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.


                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement and reference asset supplement, dated January 7, 2008, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007 as the principal protected notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the principal protected notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated January 7, 2008:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465908000021/
     f1383424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The following table illustrates the payment at maturity (including, where relevant, the payment of any additional amount) for a $1,000 principal amount capital guaranteed note with full participation in any appreciation of the basket at maturity. The following results are based solely on the hypothetical example cited using an initial basket level of 100. The numbers appearing in the table below have been rounded for ease of analysis.

                  ---------------------------------------------
                       Ending         Basket       Payment at
                    Basket Level      Return        Maturity
                  ---------------------------------------------
                        150           50.00%       $1,500.00
                        145           45.00%       $1,450.00
                        140           40.00%       $1,400.00
                        135           35.00%       $1,350.00
                        130           30.00%       $1,300.00
                        125           25.00%       $1,250.00
                        120           20.00%       $1,200.00
                        115           15.00%       $1,150.00
                        110           10.00%       $1,100.00
                        105            5.00%       $1,050.00
                  ---------------------------------------------
                        100            0.00%       $1,000.00
                  ---------------------------------------------
                         95           -5.00%       $1,000.00
                         90          -10.00%       $1,000.00
                         85          -15.00%       $1,000.00
                         80          -20.00%       $1,000.00
                         75          -25.00%       $1,000.00
                         70          -30.00%       $1,000.00
                         65          -35.00%       $1,000.00
                         60          -40.00%       $1,000.00
                         55          -45.00%       $1,000.00
                         50          -50.00%       $1,000.00
                  ---------------------------------------------
                   Hypothetical Example of Amounts Payable at
                   Maturity
                  ---------------------------------------------


The examples set forth below are included for illustration purposes only. The reference levels of the Basket Indices used to illustrate the calculation of Basket Performance are neither estimates nor forecasts of the references levels of the Basket Indices on the initial valuation date or the basket valuation dates, as the case may be, on which the calculation of the Basket Performance, and in turn the payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate principal amount of $10,000, with a participation rate of 100% and that no extraordinary event has occurred.

Example 1--    Calculation of the Payment at Maturity where the Reference Asset
               Performance is positive.
               Reference Asset          15%
               Performance:
               Payment at Maturity      $10,000 + ($10,000 x 15%) = $10,000 +
                                        $1,500 = $11,500
               On a $10,000 investment, a 15% Reference Asset Performance results in a payment at maturity of $11,500, a 15% return on the Notes.

Example 2--    Calculation of the Payment at Maturity where the Reference Asset
               Performance is negative.
               Reference Asset          -25%
               Performance:
               Payment at Maturity      $10,000 + ($10,000 x -25%) = $10,000 +
                                        $0 = $10,000; the Payment at Maturity
                                        cannot be less than zero; therefore, the Payment at Maturity will be limited to the Principal Amount.
               On a $10,000 investment, a -25% Reference Asset Performance results in a Payment at Maturity of $10,000, a 0% return on the Notes.






                             Historical Information

The graphs below set forth the historical performance of each Reference Asset. In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of each Reference Asset. The information provided in this table is for the four calendar quarters of 2005, 2006, 2007, the first and second quarters of 2008, as well as for the period from July 1, 2008 through July 22, 2008.

We obtained the information regarding the historical performance of each Reference Asset in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of each Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market levels of each Reference Asset on the Valuation Date. We cannot give you assurance that the performance of any Reference Asset will result in any return in addition to your initial investment.

                        Standard & Poor's 500 Index (SPX)
                                (Jul-98 - Jul-07)
                                 [CHART OMITTED]



  Period-Start         Period-End           High Intra-Day             Low Intra-Day             Period-End Closing
      Date                Date            Level of the Basket       Level of the Basket          Level of the Basket
                                             Index in ($)               Index in ($)                Index in ($)
      ----                ----               ------------               ------------                ------------
   01/01/2005          03/31/2005              1229.11                    1163.69                     1180.59
   04/01/2005          06/30/2005              1219.59                    1136.15                     1191.33
   07/01/2005          09/30/2005              1245.86                    1183.55                     1228.81
   10/01/2005          12/30/2005              1275.8                     1168.2                      1248.29

   01/01/2006          03/31/2006              1310.88                    1245.74                     1294.83
   04/01/2006          06/30/2006              1326.7                     1219.29                     1270.2
   07/01/2006          09/29/2006              1340.28                    1224.54                     1335.85
   09/30/2006          12/29/2006              1431.81                    1327.1                      1418.3

   01/01/2007          03/30/2007              1461.57                    1363.98                     1420.86
   03/31/2007          06/29/2007              1540.56                    1416.37                     1503.35
   06/30/2007          09/28/2007              1555.9                     1370.6                      1526.75
   09/29/2007          12/31/2007              1576.09                    1406.1                      1468.36

   01/01/2008          03/31/2008              1471.77                    1256.98                     1322.7
   04/01/2008          06/30/2008              1440.24                    1272                        1280
   07/01/2008          07/22/2008              1292.17                    1200.44                     1277


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                             Nikkei 225 Index (NKY)
                                (Jul-98 - Jul-07)
                                 [CHART OMITTED]



  Period-Start         Period-End           High Intra-Day             Low Intra-Day             Period-End Closing
      Date                Date            Level of the Basket       Level of the Basket          Level of the Basket
                                             Index in ($)               Index in ($)                Index in ($)
      ----                ----               ------------               ------------                ------------
   01/01/2005          03/31/2005              11975.46                   11212.63                    11668.95
   04/01/2005          06/30/2005              11911.9                    10770.58                    11584.01
   07/01/2005          09/30/2005              13678.44                   11540.93                    13574.3
   10/01/2005          12/30/2005              16445.56                   12996.29                    16111.43

   01/01/2006          03/31/2006              17125.64                   15059.52                    17059.66
   04/01/2006          06/30/2006              17563.37                   14045.53                    15505.18
   07/01/2006          09/29/2006              16414.94                   14437.24                    16127.58
   09/30/2006          12/29/2006              17301.69                   15615.56                    17225.83

   01/01/2007          03/30/2007              18300.39                   16532.91                    17287.65
   03/31/2007          06/29/2007              18297                      16999.05                    18138.36
   06/30/2007          09/28/2007              18295.27                   15262.1                     16785.69
   09/29/2007          12/31/2007              17488.97                   14669.85                    15307.78

   01/01/2008          03/31/2008              15156.66                   11691                       12525.54
   04/01/2008          06/30/2008              14601.27                   12521.84                    13481.38
   07/01/2008          07/22/2008              13576.41                   12671.34                    13184.96


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                         Dow Jones Euro Stoxx 50 (SX5E)
                                (Jul-98 - Jul-07)
                                 [CHART OMITTED]



  Period-Start         Period-End           High Intra-Day             Low Intra-Day             Period-End Closing
      Date                Date            Level of the Basket       Level of the Basket          Level of the Basket
                                             Index in ($)               Index in ($)                Index in ($)
      ----                ----               ------------               ------------                ------------
   01/01/2005          03/31/2005              3117.77                    2914                        3055.73
   04/01/2005          06/30/2005              3198.89                    2911.48                     3181.54
   07/01/2005          09/30/2005              3438.76                    3079.89                     3428.51
   10/01/2005          12/30/2005              3621.89                    3212.07                     3578.93

   01/01/2006          03/31/2006              3881.69                    3515.07                     3853.74
   04/01/2006          06/30/2006              3897.4                     3379.66                     3648.92
   07/01/2006          09/29/2006              3921.15                    3462.77                     3899.41
   09/30/2006          12/29/2006              4147.38                    3858.87                     4119.94

   01/01/2007          03/30/2007              4278.22                    3906.15                     4181.03
   03/31/2007          06/29/2007              4572.82                    4163.77                     4489.77
   06/30/2007          09/28/2007              4564.03                    4028.72                     4381.71
   09/29/2007          12/31/2007              4502.8                     4176.3                      4399.72

   01/01/2008          03/31/2008              4411.59                    3417.25                     3628.06
   04/01/2008          06/30/2008              3900.3                     3298.05                     3352.81
   07/01/2008          07/22/2008              3365.06                    3089.5                      3326.24

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                       Specific Investment Considerations

The notes are intended to be held to maturity. Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the note until maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss. There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the note. If the Reference Asset Performance is zero or negative on the Final Valuation Date, the payment at maturity with respect to each note will be limited to the principal amount. This will be true, even where the Reference Asset Performance was positive as of some date or dates prior to the Final Valuation Date, because the payment at maturity will be calculated solely on the basis of the Reference Asset Performance (or otherwise determined by the calculation agent, in the case of a market disruption event) as of the Final Valuation Date. The notes are intended to be held to maturity.

The notes are unsecured. The notes are solely the unsecured obligations of Royal Bank. An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency. The business and affairs of Royal Bank may affect the market value of your Notes.

Potential conflicts of interest. We and our affiliates expect to engage in trading activities related to the Reference Assets that may present a conflict between the holders' interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could influence the levels of the Reference Assets and, therefore, the market value of the notes.

Insurance companies, employee benefit plans and non-U.S. holders. Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you. Non-U.S. holders are subject to particular risks that are not described in the product supplement.


                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on or about July 29, 2008, which is the fifth business day following the Initial Valuation Date (this settlement cycle being referred to as "T+5"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.




                                   $3,500,000



                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                            Principal Protected Notes

                                  July 22, 2008